STATEMENT OF FINANCIAL CONDITION

Perella Weinberg Partners LP

With Report of Independent Registered Public Accounting Firm
As of December 31, 2021

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Perella Weinberg Partners LP

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

767 Fifth Avenue
(No. and Street)

| New York | NY | 10153 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Alexandra Gottschalk, Chief Accounting Officer | (713) 333-7106 | agottschalk@pwpartners.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – if individual, state last, first, and middle name)

| One Manhattan West | New York | NY | 10001 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 10/20/2003 | 42 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Alexandra Gottschalk, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Perella Weinberg Partners LP, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

VIRGINIA GREEN
Notary Public, State of Texas
Comm. Expires 02-28-2023
Notary ID 131910976

Signature: [signature]

Title: Chief Accounting Officer

[signature]
Notary Public

**This filing** contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Perella Weinberg Partners LP

Statement of Financial Condition

December 31, 2021

**Contents**

**Report of Independent Registered Public Accounting Firm**

CONFIDENTIAL



Ernst & Young LLP
One Manhattan West
New York, NY 10001

Tel: +1 212 773 3000
Fax: +1 212 773 6350

**Report of Independent Registered Public Accounting Firm**

To the General Partner of Perella Weinberg Partners LP

**Opinion on the Financial Statement**

We have audited the accompanying statement of financial condition of Perella Weinberg Partners LP (the "Partnership") as of December 31, 2021 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Partnership at December 31, 2021 in conformity with U.S. generally accepted accounting principles.

**Basis for Opinion**

This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on the Partnership's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

**Change in Reporting Entity**

As discussed in Note 3 to the financial statements, effective January 1, 2021, the Partnership merged with an affiliate that was accounted for as a transfer of a business between entities under common control in accordance with Accounting Standards Codification 805, *Business Combinations*.

*Ernst + Young LLP*

We have served as the Partnership's auditor since 2007
February 21, 2022

A member firm of Ernst & Young Global Limited

Perella Weinberg Partners LP

Statement of Financial Condition

December 31, 2021

| Assets | | |
|---|---|---|
| Cash and cash equivalents | $ | 404,066,777 |
| Accounts receivable, net of allowance for credit losses | | 30,352,238 |
| Fixed assets, net of accumulated depreciation and amortization | | 1,956,758 |
| Receivables from affiliates | | 1,075 |
| Prepaid expenses and other assets | | 262,119 |
| Right-of-use lease assets | | 2,571,280 |
| Total assets | $ | 439,210,247 |
| **Liabilities and Partners' Capital** | | |
| Payables to affiliates | $ | 279,564,934 |
| Accounts payable, accrued expenses and other liabilities | | 5,455,669 |
| Lease liabilities | | 3,122,291 |
| Total liabilities | | 288,142,894 |
| Commitments and contingencies (Note 10) | | |
| Partners' Capital | | 151,067,353 |
| Total liabilities and partners' capital | $ | 439,210,247 |

*The accompanying notes are an integral part of this Statement of Financial Condition.*

CONFIDENTIAL

## Note 1 – Organization

Perella Weinberg Partners LP (the "Partnership") registered with the U.S. Securities and Exchange Commission ("SEC") as a broker-dealer on May 12, 2006. Its membership with the Financial Industry Regulatory Authority ("FINRA") became effective on May 12, 2006. Perella Weinberg Partners Group LP ("PWP Group" or the "Parent"), a Delaware limited partnership, is the parent of the Partnership and the sole limited partner. In accordance with the Limited Partnership Agreement, as amended (the "Agreement"), the Partnership shall continue to exist until dissolution. The Partnership is based in New York City, with branch offices in Houston, San Francisco, Los Angeles, and Chicago. At December 31, 2021, the Partnership was registered as a broker-dealer in 51 states and territories.

The Partnership provides merger-and-acquisition, private placement and financial advisory services. The Partnership, from time to time, may enter into underwriting commitments in which it will participate as an underwriter within a syndicate. For the year ended December 31, 2021, the Partnership had no such underwriting commitments. The Partnership does not hold securities accounts for clients or trade in securities for its own account.

PadCo GP LLC, a Delaware limited liability company, is the general partner of the Partnership (the "General Partner"). The General Partner is wholly owned by PWP Group, which is wholly owned by PWP Holdings LP. On June 24, 2021, PWP Holdings LP consummated a previously announced business combination with FinTech Acquisition Corp. IV, a special purpose acquisition company. Subsequent to the transaction, PWP Holdings LP is controlled and partially owned by Perella Weinberg Partners, a publicly traded corporation listed on NASDAQ under the symbol "PWP".

## Note 2 – Summary of Significant Accounting Policies

### Use of Estimates

The preparation of the Statement of Financial Condition in conformity with U.S. generally accepted accounting principles ("U.S. GAAP") requires management to make estimates and assumptions that affect the amounts reported in the Statement of Financial Condition and accompanying notes. The Partnership believes that the estimates utilized in preparing the Statement of Financial Condition are reasonable and prudent. Actual results could differ from these estimates.

### Cash and Cash Equivalents

Cash consists of cash held at banks. The Partnership defines cash equivalents as highly liquid financial instruments with original maturities of three months or less at the time of purchase. The Partnership maintains its cash with a major bank with a high credit rating. Cash can be withdrawn without restriction. As of December 31, 2021, the Partnership did not hold any cash equivalents.

### Accounts Receivable

Accounts receivable are presented net of any allowance for credit losses that are based on the Partnership's assessment of collectability. The Partnership regularly reviews its accounts receivable for collectability and an allowance is recognized for credit losses, if required. As of December 31, 2021, $0.5 million of accrued revenue was included in Accounts receivable, net of allowance for credit losses on the Statement of Financial Condition. This amount represents amounts due from clients and recognized as revenue in accordance with the Partnership's revenue recognition policies but remained unbilled as of December 31, 2021.

### Allowance for Credit Losses

The Partnership maintains an allowance for credit losses that, in management's opinion, provides for an adequate reserve to cover estimated losses on accounts receivable. The Partnership determines the adequacy of the allowance by estimating the probability of loss based on the Partnership's historical credit loss experience of its client receivables and taking into consideration current market conditions and supportable forecasts that affect the collectability of the

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reported amount. The Partnership updates its average credit loss rates periodically and maintains a quarterly allowance review process to consider current factors that would require an adjustment to the credit loss allowance. In addition, the Partnership periodically performs a qualitative assessment to monitor risks associated with current and forecasted conditions that may require an adjustment to the expected credit loss rates. The Partnership also regularly reviews the age of the receivables, credit worthiness of the client and the current economic conditions that may affect a client's ability to pay such amounts owed to the Partnership and as a result may recognize a specific credit loss reserve. After concluding that a reserved accounts receivable is no longer collectible, the Partnership reduces both the gross receivable and the allowance for credit losses.

## Prepaid Expenses and Other Assets

Prepaid expenses and other assets consists primarily of amounts paid for subscriptions for market data, software licenses, insurance, and annual filing fees net of amortization. These amounts are amortized over the service period or policy.

## Affiliate Expense Allocation

Certain expenses of the Partnership are processed and paid by its affiliates: the Parent and PWP Employer LP, an entity controlled by PWP Holdings LP. The expenses processed on behalf of the Partnership by PWP Employer LP relate solely to compensation and employee expenses. Expenses specifically related to the Partnership are paid directly by the Partnership, whereas shared expenses are allocated to each affiliate based upon various allocation methodologies, which utilize a combination of factors including, but not limited to, square footage, headcount, and percentage of time spent. Affiliate transactions result in receivables and payables with affiliates which are typically settled in cash within 12 months. See Note 5 – Related Party Transactions for further explanation of affiliate transactions.

## Compensation and Benefits

Compensation and benefits includes, but is not limited to, salaries, bonuses (discretionary awards and guaranteed amounts), severance, payroll taxes, benefits and equity-based compensation. In all instances, compensation expense is accrued over the requisite service period. The Partnership recognizes equity-based compensation expense due to the participation of its employees in the Perella Weinberg Partners 2021 Omnibus Incentive Plan (the "PWP Incentive Plan"), which establishes a plan for the granting of incentive compensation awards measured by reference to PWP Class A common stock.

## Income Taxes

The Partnership is treated as a disregarded entity for state and federal income tax purposes.

## Fixed Assets

Fixed assets include furniture, equipment, leasehold improvements and software development costs. Fixed assets are recorded at cost less accumulated depreciation and amortization. Depreciation of fixed assets begins once the asset is placed into service. Furniture and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets, which range from three to five years. Leasehold improvements are amortized over the lesser of the estimated life of the improvement or remaining term of the lease. Certain software development costs are amortized over three years.

## Recently Adopted and Future Adoption of Accounting Pronouncements

In December 2019, the Financial Accounting Standards Board issued Accounting Standards Update 2019-12, *Simplifying the Accounting for Income Taxes* ("ASU 2019-12"), as part of its initiative to reduce complexity in U.S. GAAP. Among other provisions, ASU 2019-12 specified that an entity is not required to allocate the consolidated

CONFIDENTIAL

amount of current and deferred tax expense to a legal entity that is not subject to tax in its separate financial statements. However, an entity may elect to do so (on an entity-by-entity basis) for a legal entity that is both not subject to tax and disregarded by the taxing authority. Upon adoption on January 1, 2021, the Partnership was no longer required to reflect an allocation of New York City unincorporated business tax in its separate financial statements. The impact of retrospective application of the guidance in ASU 2019-12 was deemed to be immaterial to the Statement of Financial Condition as a result of the settlement of related party amounts on a timely basis (see Note 5 – Related Party Transactions).

No changes to U.S. GAAP that are not yet effective are expected to have a material effect on the Partnership's Statement of Financial Condition.

**Note 3 – TPH Advisors Merger**

Effective January 1, 2021, one of the Partnership's affiliates, Tudor, Pickering, Holt & Co. Advisors, LLC ("TPH Advisors"), merged with the Partnership to form one operating entity as part of an internal reorganization. There were no material changes to the ownership structure, business activity, capitalization, management or supervision as a result of this transaction.

The transaction was accounted for in accordance with Accounting Standards Codification ("ASC") 805, *Business Combinations*, as a transfer of a business between entities under common control. As such, all assets and liabilities of TPH Advisors were transferred to the Partnership at their carrying value as of January 1, 2021. The carrying value of the assets and liabilities transferred was approximately $39.1 million and $20.9 million, respectively. The transaction resulted in a change in reporting entity for the Partnership.

**Note 4 – Revenue from Contracts with Customers**

The services provided under contracts with clients include transaction-related advisory services, fairness opinion services, research and trading services, and underwriting services, each of which are typically identified as a separate performance obligation in contracts that contain more than one type of service. As discussed in detail below, each performance obligation meets the criteria for either over time or point in time revenue recognition. Additionally, the Partnership is typically reimbursed for certain professional fees and other expenses incurred that are necessary in order to provide services to the client.

*Transaction-related Advisory Services*

The Partnership is contracted to provide different investment banking and advisory services that vary depending on the nature of the contract with each individual client. These transaction-related advisory services include, but are not limited to, providing financial advice and assistance in analyzing, structuring, planning, negotiating and effecting a transaction, providing financial advice with regard to a restructuring of a clients' capital structure, which may or may not result in a court-approved bankruptcy plan, and providing certain ongoing services, including research and analysis on potential targets, identifying potential investors, and financial modeling for potential transactions. Typically, the Partnership provides such advisory services to its clients to assist with corporate finance activities such as mergers and acquisitions, reorganizations, tender offers, leveraged buyouts, and the pricing of securities to be issued. In most circumstances, the Partnership considers the nature of the promises in its advisory contracts to comprise of a single performance obligation of providing advisory services to its clients. Although there may be many individual services provided in a typical contract, the individual services are not distinct within the context of the contract; rather the performance of these individual services helps to fulfill one overall performance obligation to deliver advisory services to the client.

The Partnership recognizes revenue from providing advisory services when or as its performance obligations are fulfilled. The majority of the Partnership's advisory revenue are recognized over time. However, certain performance obligations may be recognized at a point in time if the performance obligation represents a singular objective that does not transfer any notable value until formally completed, such as when issuing fairness opinions, which are further

discussed below. The Partnership provides its advisory services on an ongoing basis, which, for example, may include evaluating and selecting one of multiple strategies. During such engagements, the Partnership's clients continuously benefit from its advice as the Partnership is providing financial and strategic advice throughout the engagement, and, accordingly, over time revenue recognition matches the transfer of such benefits.

Although the Partnership's transaction-related advisory services meet the criteria for over time revenue recognition, the fee structures often involve an "all or nothing" consideration amount and the associated fees are predominantly considered variable as they are often based on the ultimate transaction value or the outcome ultimately achieved and/or are susceptible to factors outside of the Partnership's influence such as third-party negotiations, regulatory approval, court approval, and shareholder votes. Accordingly, a large portion of the fees associated with these services is constrained until substantially all services have been provided, specified conditions have been met and/or certain milestones have been achieved, and it is probable that a significant revenue reversal will not occur in a future period.

In some cases, a portion of the variable fees may be deferred based on the services remaining to be completed, if any (e.g., when announcement fees are earned but additional services are expected to be provided until the transaction closes). The determination of when and to what extent to recognize variable fees may require significant judgment, particularly when milestones are met near the end of a reporting period and in cases where additional services are expected to be provided subsequent to the achievement of the milestone. Fixed fees specified in the Partnership's contracts, which may include upfront fees and retainers, are recognized on a systematic basis over the estimated period in which the related services are performed.

Payments for transaction-related advisory services are generally due upon completion of a specified event or, for retainer fees, periodically over the course of the engagement. The Partnership recognizes a receivable between the date of completion of the event and payment by the client.

*Fairness Opinion Services*

Although the Partnership usually provides fairness opinion services in conjunction with and in the same contract as other transaction-related advisory services, fairness opinion services are considered to be a separate performance obligation in such contracts because they could be obtained separately and the Partnership is able to fulfill its promise to transfer transaction-related advisory services independent from its promise to provide fairness opinion services. The Partnership typically charges a separate, fixed fee associated with fairness opinion services that represents the standalone selling price of the fairness opinion services. The fee is recognized at the point in time at which the fairness opinion is delivered rather than over the period of time during which the services are being performed because the client does not simultaneously receive and consume the benefit of the Partnership's performance to provide the fairness opinion but rather receives the benefit upon delivery of the fairness opinion itself. Payments for fairness opinion services are generally due upon delivery of the fairness opinion. The Partnership recognizes a receivable between the date of delivery of the fairness opinion and payment by the client.

*Contract Costs*

Incremental costs of obtaining a contract are expensed as incurred as such costs are generally not recoverable. Costs to fulfill contracts consist of out-of-pocket expenses that are part of performing transaction-related advisory services and are typically expensed as incurred as these costs are related to performance obligations that are satisfied over time.

*Remaining Performance Obligations and Revenue Recognized from Past Performance*

As of December 31, 2021, the aggregate amount of the transaction price allocated to performance obligations yet to be satisfied is $0.8 million and the Partnership generally expects to recognize this revenue within the next twelve months. Such amounts primarily relate to the Partnership's performance obligations of providing transaction-related advisory services and fairness opinion services.

CONFIDENTIAL

*Contract Balances*

The timing of revenue recognition may differ from the timing of payment. The Partnership records a receivable when revenue is recognized prior to payment and the Partnership has an unconditional right to payment.

The Partnership records deferred revenue (otherwise known as contract liabilities) when it receives fees from clients that have not yet been earned or when the Partnership has an unconditional right to consideration before all performance obligations are complete (e.g., receipt of certain announcement, retainer or upfront fees before the performance obligation has been fully satisfied). As of December 31, 2021, the Partnership recorded $3.3 million of deferred revenue in Accounts payable, accrued expenses and other liabilities within the Statement of Financial Condition.

*Allowance for Credit losses*

The allowance for credit losses activity for the year ended December 31, 2021 is as follows:

|  | December 31, 2021 |
|---|---|
| Beginning Balance | $ 944,956 |
| Bad debt expense | 572,994 |
| Write-offs and other adjustments | (546,982) |
| Ending Balance | $ 970,968 |

**Note 5 – Related Party Transactions**

*Transfer Pricing*

The Partnership and its domestic and foreign affiliates provide financial advisory services as part of a globally integrated network. As such, each affiliate contributes activities which add to the reputation, knowledge, experience, thought leadership, and client relationships of the global organization. The Partnership's income is generated by the origination and execution efforts of professionals that reside in the UK, France, Germany, Canada and the United States, working cooperatively to serve clients. The Partnership generates revenues and meets the needs of clients primarily based on the knowledge and experience of its professionals. These individuals have developed valuable know-how through training, experience, service development efforts, and by applying their knowledge to provide solutions to client issues. Once certain know-how has been developed by its employees for a particular client or issue, it is often applied in similar situations for different clients. Helping professionals to acquire and develop the skills which clients demand, and facilitating knowledge sharing between and among professionals in different locations, is part of the globally coordinated services model which the Partnership uses to serve its clients.

Based upon the interconnectedness of the globally coordinated services model, the Partnership and its affiliates concluded that it was appropriate to apply a global transfer pricing policy using the Profit Split Method. Under this method, the profits associated with the joint client advisory operations are allocated among the Partnership and its domestic and foreign affiliates based on each entity's share of costs. As an ex post measure of the profit split, profits have been allocated such that each affiliate earns the same operating margin (i.e., the ratio of operating profit to revenues).

During the year ended December 31, 2021, the Partnership made distributions to the Parent totaling $23.0 million in the ordinary course of business. See Note 7 – Partners' Capital for further information.

CONFIDENTIAL

*Affiliate Expense Allocation*

The Partnership receives administrative services including, but not limited to, legal, accounting, information technology, human resources, incentive compensation plans and other support provided by the Parent and PWP Employer LP. Where feasible to specifically attribute such expenses to the activities of the Partnership, the amounts have been expensed directly by the Partnership. Allocations of expenses not directly attributable to the Partnership reflect the utilization of services provided or benefits received by the Partnership presented on a consistent basis based on the most relevant measure, such as relative usage, pro-rata basis of headcount, or square footage.

*Other Related Party Transactions*

The Parent has a minority interest and applies the equity method of accounting to its investment in PFAC Holdings I LLC ("PFAC Holdings"), an indirect parent of PWP Forward Acquisition Corp. I ("PFAC"), a special purpose acquisition company. The Partnership earned an advisory fee related to PFAC's initial public offering.

During the year ended December 31, 2021, the Partnership earned advisory fees from entities controlled by a member of the Parent's Board of Directors. The Partnership may earn additional advisory fees from these related entities in future periods.

The Partnership is included in the combined Texas state franchise tax return with its affiliates. Any applicable taxes are remitted by an affiliate on behalf of the Partnership. The Partnership reimburses the affiliate for the taxes paid on its behalf.

*Outstanding Receivables and Payables*

As of December 31, 2021, the Partnership has outstanding receivables from and payables to affiliates related to the above transactions which are shown separately on the Statement of Financial Condition. The Partnership typically settles receivables and payables with affiliates in cash within 12 months of incurrence.

## Note 6 – Net Capital Requirements

As a registered broker-dealer, the Partnership is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"). The Partnership computes its net capital requirement under the alternative net capital computation method. Under this method, the Partnership is required to maintain net capital in excess of the greater of $250,000 or 2 percent of aggregate debit items computed in accordance with the Formula for Determination of Reserve Requirements for Brokers and Dealers (Exhibit A to Rule 15c3-3, Sec. 240.15c3-3a). At December 31, 2021, the Partnership had net capital of approximately $118.5 million, which was approximately $118.2 million in excess of required minimum net capital of $250,000. Advances to affiliates and other equity withdrawals are subject to certain notification and other provisions of the Rule or other regulations.

During the year ended December 31, 2021, the Partnership was required to provide insurance covering any and all acts of the Partnership's employees, agents and partners of at least $0.6 million. The Partnership is required to be in compliance with applicable local, state and federal regulations.

The Partnership does not carry client accounts and does not otherwise hold funds or securities for, or owe money or securities to, clients, and accordingly, is exempt from the Customer Protection Rule (SEC Rule 15c3-3).

## Note 7 – Partners' Capital

Profits and losses are allocated in accordance with the Partners' respective percentage interests, as defined in the Agreement. The Partners' capital as of December 31, 2021 is solely that of the Parent. Distributions may be made in such amounts as may be determined by the General Partner, in its sole discretion. For the year ended December 31, 2021, the Partnership made distributions of $23.0 million to the Parent.

CONFIDENTIAL

Perella Weinberg Partners LP

Notes to Statement of Financial Condition

December 31, 2021

**Note 8 – Leases**

The Partnership leases office space under operating lease agreements. The Partnership determines if an arrangement or contract is a lease at inception and does not separate lease and non-lease components of the contract. The Partnership records the present value of its commitments for leases with terms of more than one year on the Statement of Financial Condition as a right-of-use asset with the corresponding liability. Right-of-use assets are subject to certain adjustments for lease incentives, deferred rent and initial direct costs. The Partnership elected the practical expedient not to separate lease components and non-lease components in calculating the net present value of the lease payments on leases. Thus, the measurement of the right-of-use asset and corresponding lease obligation use one single combined component. All current leases were determined to be operating leases. Right-of-use assets represent the Partnership's right to use the underlying assets for their lease terms and lease liabilities represent the Partnership's obligation to make lease payments arising from these leases. The Partnership's lease agreements do not contain any residual value guarantees. Lease expense is recognized on a straight-line basis over the lease term.

The implicit discount rates used to determine the present value of the Partnership's leases are not readily determinable, thus, the Partnership uses its incremental borrowing rate to determine the present value of its lease payments. The determination of an appropriate incremental borrowing rate requires significant assumptions and judgement. The Partnership's incremental borrowing rate is calculated based on the Partnership's recent debt issuances and current market conditions. The Partnership weights the rates appropriately depending on the term of the leases. Renewal and termination terms of the Partnership's leases vary depending on the lease. The Partnership estimates the expected lease terms by assuming the exercise of renewal options and extensions where an economic penalty exists that would preclude the abandonment of the lease at the end of the initial non-cancelable term and the exercise of such renewal or extension is at the sole discretion of the Partnership. Certain lease agreements are secured by security deposits, which are reflected in Prepaid expenses and other assets on the Statement of Financial Condition.

Other information as it relates to the Partnership's operating leases is as follows:

|  | December 31, 2021 |
|---|---|
| Weighted-average discount rate - operating leases | 4.36% |
| Weighted-average remaining lease term - operating leases | 2.81 years |

As of December 31, 2021, the maturities of the undiscounted operating lease liabilities for which the Partnership are as follows:

| Years Ending: | Operating Leases |
|---|---|
| 2022 | $ 1,276,969 |
| 2023 | 1,006,555 |
| 2024 | 1,030,392 |
| 2025 | - |
| 2026 | - |
| Thereafter | - |
| Total lease payments | 3,313,916 |
| Less: Imputed Interest | (191,625) |
| Total lease liabilities | $ 3,122,291 |

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### Note 9 – Compensation and Benefits

Compensation and benefits includes, but is not limited to, salaries, bonuses (discretionary awards and guaranteed amounts), severance, payroll taxes, benefits and equity-based compensation. In all instances, compensation expense is accrued over the requisite service period.

#### *Benefit Plans*

The Partnership's employees participate in a defined contribution pension plan qualified under Section 401(k) of the Internal Revenue Code and sponsored by the Parent. The plan allows qualifying employees to contribute their eligible compensation, subject to Internal Revenue Service limits. The Parent makes a safe harbor non-elective contribution of 3% of the participant's eligible compensation per calendar year. The Parent may also make a discretionary contribution for participants employed on December 31st of each year.

#### *Equity-based Compensation*

Certain employees of the Partnership and others providing services to the Partnership participate in the PWP Incentive Plan, which establishes a plan for the granting of incentive compensation awards measured by reference to PWP Class A common stock. The PWP Incentive Plan allows for the granting of options, stock appreciation rights, restricted stock, restricted stock units, performance restricted stock units, stock bonuses, other stock-based awards, cash awards or any combination of the foregoing. Equity-based compensation expense is based on the estimated fair value of the awards at the grant date. PWP accounts for forfeitures of awards as they occur rather than applying an estimated forfeiture rate. For an award with service-only conditions that has a graded vesting schedule, PWP recognizes the compensation cost for the entire award on a straight-line basis over the requisite service period, ensuring that the amount recognized is at least equal to the vested portion of the award at each reporting date.

The Partnership recognizes a corresponding charge to Payables to affiliates for any allocated equity-based compensation. The impact of awards forfeited by employees of the Company or non-employees providing services to the Company is captured in the expense amount allocated to the Company.

### Note 10 – Commitments, Contingencies and Indemnifications

In the normal course of its operations, the Partnership enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Partnership's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Partnership that have not yet occurred. However, based on experience, the Partnership expects the risk of loss to be remote.

### Note 11 – Fixed Assets

Fixed assets, net of accumulated amortization and depreciation at December 31, 2021, are as follows:

| | | |
|---|---|---|
| Furniture and equipment | $ | 3,028,395 |
| Leasehold improvements | | 2,275,906 |
| Software | | 2,438,913 |
| Less:  Accumulated depreciation | | (5,786,456) |
| | $ | 1,956,758 |

CONFIDENTIAL

**Note 12 – Concentration of Credit Risk**

The Partnership maintains cash deposits with banks which from time to time may exceed federally insured limits. Management periodically assesses the financial condition of these institutions and believes that risk of loss is remote.

As of December 31, 2021, certain client receivables in the aggregate amount of $18.1 million were individually greater than 10% of the Partnership's gross accounts receivable as of that date and were concentrated with three clients. Of that amount, $4.5 million was received subsequent to December 31, 2021, and as such, the Partnership is exposed to a potential loss of $13.6 million due to credit risk related to these concentrated receivables.

**Note 13 – Business Information**

The Partnership's activities providing advisory services for mergers-and-acquisitions, private placements and financial advisory services constitute a single business segment. The Partnership is organized as one operating segment in order to maximize the value of advice to clients by drawing upon the diversified expertise and broad relationships of its senior professionals across the Partnership. The Partnership has a single operating segment and therefore a single reportable segment.

**Note 14 – Subsequent Events**

The Partnership has performed an evaluation of subsequent events through February 21, 2022, which is the date the Statement of Financial Condition was available for issuance.

On February 7, 2022, the Partnership made a $10.0 million distribution to the Parent.

CONFIDENTIAL